GENER8 MARITIME, INC.

299 Park Avenue, 2nd Floor

New York, New York 10171

September 16, 2016

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549
Attn: Lyn Shenk, Branch Chief, Office of Transportation and Leisure

Re:                             Gener8 Maritime, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 21, 2016

File No. 001-34228

Dear Mr. Shenk:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission” or the “Staff”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”) of Gener8 Maritime, Inc. (the “Company”) in a letter dated September 1, 2016. We have considered the Staff’s comments and set forth below are the Staff’s comments and the Company’s responses.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Staff’s letter.

U.S. Securities and Exchange Commission

September 16, 2016

Item 6. Selected Financial Data, page 67

Footnote (9) — EBITDA and Adjusted EBITDA, page 70

1.                                      Item 10(E)(1)(i)(C) of Regulation S-K requires you to include a statement disclosing the reasons why you believe your presentation of the non-GAAP financial EBITDA and Adjusted EBITDA provide useful information to investors regarding your financial condition and results of operations. You state here that management and certain investors use EBITDA and Adjusted EBITDA as measures of operating performance. Please revise your disclosure to provide meaningful information about why these measures in particular provide useful information to investors, including but not limited to how they complement the most comparable GAAP measure, net income.

In response to the Staff’s comment, in future filings, the Company will revise its disclosure to provide a more detailed explanation regarding why EBITDA and Adjusted EBITDA provide useful information to investors regarding the Company’s performance.  Set forth below, for illustrative purposes only, is sample expanded disclosure based on its 2015 Form 10-K (bold, underscored language indicates new disclosure).

“EBITDA represents net income (loss) plus net interest expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash, one-time and other items that we believe are not indicative of the ongoing performance of our core operations.  EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers.  EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America (“GAAP”), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by GAAP.  Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods.  We present Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash, one-time and other items not associated with the ongoing performance of our core operations, including charges associated with stock-based compensation, gains and losses on the sale of vessels and costs associated with our financing activities, that we believe further reduce the comparability of the ongoing performance of our core operations across periods.

Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers.  Additionally, our

U.S. Securities and Exchange Commission

September 16, 2016

management uses EBITDA and Adjusted EBITDA as performance measures and they are also presented for review at our board meetings.   While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies. In addition, these definitions are also not the same as the definitions of EBITDA and Adjusted EBITDA used in the financial covenants in our debt instruments. Set forth below is the EBITDA and Adjusted EBITDA reconciliation.”

2.                                      Please tell us the types of expenses included in the reconciling item “Non-cash G&A Expenses, excluding Stock Compensation.”

The types of expenses included in the reconciling item “Non-cash G&A Expenses, excluding Stock Compensation” are:

•                 Non-cash accounts receivable reserves.

•                 Non-cash amortization expense related to a lease asset that was recorded and is being amortized over the term of the Company’s lease in connection with the Company’s adoption of fresh start accounting upon the Company’s emergence from bankruptcy on May 17, 2012.  In accordance with Financial Accounting Standard Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 852, Reorganizations, which the Company has adopted, the Company was required to allocate its estimated fair value upon emergence from bankruptcy to its underlying assets and liabilities. As a result, a lease asset was recorded and is being amortized over the term of the lease.

•                 Non-cash amortization of rent expense recognized on a straight line basis over term of the Company’s lease in accordance with ASC 840 — Leases.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 71

Results of Operations

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

3.                                      Please revise your comparative discussions to quantify the effect of each source of change. For example, your discussion of the increase in voyage revenues should quantify the increase in average charter hire rates as well as the total impact this increase had on voyage revenues.

The Company acknowledges the Staff’s comment regarding its comparative discussions and respectfully advises the Staff that in its future periodic reports on Form 10-Q and Form 10-K, when applicable, it will quantify the effect of each source of change in its results of operations. Set forth below, for illustrative purposes only, is revised disclosure

U.S. Securities and Exchange Commission

September 16, 2016

of the Company’s comparative discussion of its voyage revenues for the year ended December 31, 2015 compared to the year ended December 31, 2014, which it intends to include in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016. In addition, Appendix A includes a redline of the discussion set forth below to show changes from the applicable section of the Company’s 2015 Form 10-K.

“Voyage revenues.  Voyage revenues increased by $37.5 million, or 9.6%, to $429.9 million for the year ended December 31, 2015, or “fiscal 2015,” compared to $392.4 million for the prior year period. The increase was primarily attributable to an increase in Navig8 pool revenues of $149.6 million and time charter revenues of $17.8 million, partially offset by a decrease of spot charter revenues of $129.9 million, for fiscal year 2015 compared to the prior year period.

Navig8 pool revenues.  Our Navig8 pool revenues (which are distributed on a net basis after deduction of voyage expenses, which are the responsibility of the pool, and certain administrative expenses) increased to $149.6 million for fiscal 2015 compared to $0 during the prior year period. During the prior year period, we did not have any vessels deployed in the Navig8 pool.  This increase was primarily the result of an increase in our vessel operating days in Navig8 pools of 3,602 days for fiscal 2015 compared to 0 days during the prior year period. Included in our Navig8 pool revenues were $9.5 million of pool revenues associated with the chartered-in vessel Nave Quasar. The time charter under which this vessel was chartered-in expired in March 2016.

Spot charter revenues.  In connection with the transition of 20 of our vessels from the spot market into the Navig8 pools, our spot market revenues decreased by $129.9 million, or 34.1%, to $251.6 million for fiscal 2015 compared to $381.5 million for the prior year period. This decrease was primarily the result of a decrease in our spot market days by 3,569 days, or 43.2%, to 4,682 days for fiscal 2015 compared to 8,251 days for the prior year period.  The decrease in spot market days resulted in a decrease in spot charter revenues of approximately $191.8 million during fiscal 2015 compared to the prior year period. This decrease was partially offset by an increase in spot market charter hire rates during fiscal 2015 compared to the prior year period. Our average daily spot charter hire rates increased by $7,496, or 16.2%, to $53,734 for fiscal 2015 compared to $46,239 for the prior year period. The increase in the average daily spot charter hire rates resulted in an increase in spot charter revenues of approximately $61.9 million during fiscal 2015 compared to the prior year period.

Time charter revenues.  Contributing to the increase in voyage revenues was an increase in time charter revenues of $17.8 million, or 163.5%, to $28.7 million for fiscal 2015 compared to $10.9 million for the prior year period, primarily as a result of an increase in our average daily time charter hire rates and time charter days for this period as compared to the prior year period. Our average daily time charter hire rates increased by $13,333, or 69.7%, to $32,458 for fiscal 2015 compared to $19,125 for the prior year period, primarily due to a higher charter hire rate environment. The increase in average daily time charter hire rates resulted in an increase in time charter revenues of

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September 16, 2016

approximately $7.3 million during fiscal 2015 compared to the prior year period. Our time charter days increased by 311 days, or 56.6%, to 861 days for fiscal 2015 compared to 550 days for the prior year period. The increase in time charter days resulted in an increase in time charter revenues of approximately $10.1 million during fiscal 2015 compared to the prior year period.”

*  *  *  *  *

U.S. Securities and Exchange Commission

September 16, 2016

In connection with responding to the Staff’s  comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please do not hesitate to contact Thomas E. Molner at (212) 715-9429 or Terrence L. Shen at (212) 715-7819 of Kramer, Levin, Naftalis & Frankel LLP, counsel to the Company, with any questions or should you require any further information.

Sincerely,

/s/ Leonard J. Vrondissis
Leonard J. Vrondissis
Chief Financial Officer, Executive Vice President and Secretary

cc:                                Amy Geddes (Securities and Exchange Commission)

Thomas E. Molner, Esq. (Kramer Levin Naftalis & Frankel LLP)

Terrence L. Shen, Esq. (Kramer Levin Naftalis & Frankel LLP)

Appendix A

Voyage revenues.  Voyage revenues increased by $37.5 million, or 9.6%, to $429.9 million for the year ended December 31, 2015 , or “fiscal 2015,” compared to $392.4 million for the prior year period. The increase was primarily attributable to an increase in Navig8 pool revenues of $149.6 million and time charter ~~hire rates during~~ revenues of $17.8 million, partially offset by a decrease of spot charter revenues of $129.9 million, for fiscal year 2015 compared to the prior year period~~, which was partially offset by the transition of our vessels from the spot market into the Navig8 pools during the year ended December 31, 2015. During fiscal 2014, we did not have any vessels deployed in the Navig8 pool~~.

Navig8 pool revenues .  Our Navig8 pool revenues (which are distributed on a net basis after deduction of voyage expenses , which are the responsibility of the pool, ~~which reduces voyage revenues and~~ and certain administrative expenses~~. Our vessel operating days in Navig8 pools increased to 3,602 days for the year ended December 31, 2015 compared to 0 days during the prior year period. As a result, our Navig8 pool revenues~~ ) increased to $149.6 million for fiscal 2015 compared to $0 during the prior year period. During the prior year period, we did not have any vessels deployed in the Navig8 pool.  This increase was primarily the result of an increase in our vessel operating days in Navig8 pools of 3,602 days for fiscal 2015 compared to 0 days during the prior year period. Included in our Navig8 pool revenues were $9.5 million of pool revenues associated with the chartered-in vessel Nave Quasar. The time charter under which this vessel was chartered-in expired in March 2016.

Spot charter revenues.  In connection with the transition of 20 of our vessels from the spot market into the Navig8 pools, our spot market revenues decreased by $129.9 million, or 34.1%, to $251.6 million for fiscal 2015 compared to $381.5 million for the prior year period. This decrease was primarily the result of a decrease in our spot market days by 3,569 days, or 43.2%, to 4,682 days for ~~the year ended December 31,~~ fiscal 2015 compared to 8,251 days for the prior year period.  The decrease in spot market days resulted in a decrease in spot charter revenues of approximately $191.8 million during fiscal 2015 compared to the prior year period. This decrease was partially offset by ~~the~~ an increase in spot market charter hire rates during fiscal 2015 compared to the prior year period. Our average daily spot charter hire rates increased by $7,496, or 16.2%, to $53,734 for fiscal 2015 compared to $46,239 for the prior year period. The increase in the average daily spot charter hire rates resulted in an increase in spot charter revenues of approximately $61.9 million during fiscal 2015 compared to the prior year period.

Time charter revenues.  Contributing to the increase in voyage revenues was an increase in time charter revenues of $17.8 million, or 163.5%, to $28.7 million for fiscal 2015 compared to $10.9 million for the prior year period, primarily as a result of an increase in our average daily time charter hire rates and time charter days for this period as compared to the prior year period. Our average daily time charter hire rates increased by $13,333, or 69.7%, to $32,458 for fiscal 2015 compared to $19,125 for the prior year period, primarily due to a higher charter hire rate environment. The increase in average daily time charter hire rates resulted in an increase in time charter revenues of approximately $7.3 million during fiscal 2015 compared to the prior year period. Our time charter days increased by 311 days, or 56.6%, to 861 days for ~~the year ended December 31,~~ fiscal 2015 compared to 550 days for the prior year period. The increase in

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September 16, 2016

time charter days resulted in an increase in time charter revenues of approximately $10.1 million during fiscal 2015 compared to the prior year period.

~~Also contributing to the increase in voyage revenues was the increase in our fleet utilization of 1.8% to 95.6% for the year ended December 31, 2015 compared to 93.8% for the prior year period as we incurred more offhire days for scheduled drydocks during the prior year period.~~

A-2